SMTC Corporation

7050 Woodbine Avenue, Suite 300

Markham, Ontario, Canada L3R 4G8

July 24, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	SMTC Corporation

Registration Statement on Form S-3

Filed July 17, 2019

File No. 333-232689

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SMTC Corporation (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-232689) (the “Registration Statement”) be accelerated so that it becomes effective on Friday, July 26, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please call David Katz of Perkins Coie LLP at (310) 788-3268 to confirm the effectiveness of the Registration Statement or with any questions.

Respectfully submitted,

SMTC CORPORATION

By: /s/ Edward Smith

Edward Smith

President and Chief Executive Officer

cc:	David Katz (Perkins Coie LLP)
Kara Tatman (Perkins Coie LLP)